HURLBERT PLC

March 6, 2023

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Harden Technologies Inc.
Registration Statement on Form F-1

Filed February 14, 2023
File No. 333-269755

Ladies and Gentlemen:

This letter is in response to the letter dated February 23, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Harden Technologies, Inc. (the “Company”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amendment No. 1”) is being submitted to accompany this letter.

Form F-1 filed February 14, 2023

Prospectus Conventions, page 16

1. We note that your definition of “China” or the “PRC” excludes Hong Kong and Macau. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of “China” or the “PRC.”

Response: The Company acknowledges the Staff’s comment and has accordingly amended the definition of the terms “China” and “PRC.”

Risk Factors, page 21

2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: The Company acknowledges the Staff’s comment and has added an additional risk factor on page 40 of Amendment No. 1 in response thereto.

Consolidated Financial Statements, page F-1

3. We note your filing includes audited financial statements that are older than 12 months. Please provide updated audited financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: The Company acknowledges the Staff’s comment and has included appropriate representations in Exhibit 99.2 to Amendment No. 1.

Note 17. Subsequent Events, page F-26

4. Please consider and disclose any other non-recognized subsequent event that is of such a nature that it must be disclosed to keep the financial statements from being misleading to investors. Refer to ASC 855-10-50-2.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined that there are no other significant non-recognized subsequent events that must be disclosed in accordance with ASC 855-10-50-2 to keep the Company’s financial statements from being misleading to investors.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the undersigned at (804) 814-2209 or brad@hbhblaw.com

Very truly yours,

Haneberg Hurlburt PLC

By:	/s/ Bradley A. Haneberg
Bradley A. Haneberg, Esq.
Partner